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EXHIBIT 99.1

Supplementary Oil and Gas Disclosure

SUPPLEMENTARY OIL AND GAS DISCLOSURES (unaudited)

        The following disclosures are presented in accordance with United States Financial Accounting Standards Board ("FASB") Topic 932 — "Extractive Activities — Oil and Gas" and Subpart 1200 of Regulation S-K ("Subpart 1200") promulgated by the United States Securities and Exchange Commission. Disclosures pertaining to the audited consolidated financial statements as at and for the year ended December 31, 2013 (the "2013 Financial Statements") of Suncor Energy Inc. ("Suncor" or the "Company") were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and Canadian generally accepted accounting principles contained within Part 1 of the Chartered Professional Accountants Canada Handbook, which differ in material respects from financial statements prepared in accordance with United States generally accepted accounting principles. The 2013 Financial Statements are attached as Exhibit 99.1 to Suncor's annual report on Form 40-F for the year ended December 31, 2013 (the "Form 40-F").

Reserves Data

        Reserve estimates included herein are estimates only and can be significantly impacted by a variety of internal and external factors. For more information, see the discussion in the "Statement of Reserves Data and Other Oil and Gas Information — Significant Factors or Uncertainties Affecting Reserves Data" section in Suncor's 2013 Annual Information Form (the "2013 AIF"), which is contained in the Form 40-F. For more information as to the risks involved when estimating reserves, see "Risk Factors — Uncertainty of Reserves and Resources Estimates" in the 2013 AIF. Readers should also see Suncor's Management's Discussion and Analysis for the year ended December 31, 2013, which is attached as Exhibit 99.2 to the Form 40-F (the "2013 Management's Discussion and Analysis").

        The reserve data presented herein may differ in relation to the format and the basis from which volumes are economically determined under Subpart 1200 and National Instrument 51-101 — "Standards of Disclosure of Oil and Gas Activities" ("NI 51-101"), as disclosed in the 2013 AIF. Subpart 1200 requires disclosure of net proved reserves, after royalties, using the average of the first-day-of-the-month prices for the twelve month period prior to the end of the reporting period, whereas NI 51-101 requires disclosure of gross and net reserves, estimated using forecast prices and costs.

Net Proved Oil and Gas Reserves(1)(2)

        The majority of Suncor's oil and gas reserves are in Canada. In order to align with the Company's segmented information in the 2013 Financial Statements, the 2013 Management's Discussion and Analysis and the 2013 AIF, the Company presents the following supplementary oil and gas disclosures by showing amounts associated with its Oil Sands operations, which are exclusively in Canada and produce synthetic crude oil ("SCO") and bitumen, separate from other Canadian operations, which are aggregated with Suncor's international operations (collectively, "Exploration and Production") and produce crude oil, natural gas and natural gas liquids ("NGLs").

        The 2013 AIF, 2013 Financial Statements and the 2013 Management's Discussion and Analysis are available under the Company's profile on the System for Electronic Document Analysis and Retrieval, which can be accessed at www.sedar.com.

	SCO		Bitumen		Crude Oil and NGLs(3)		Natural Gas		Total
At December 31,	(mmbbls)		(mmbbls)		(mmbbls)		(bcf)		(mmboe)
(net reserves, constant prices and costs)	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Proved Developed
Oil Sands	1 804	1 873	153	164	—	—	—	—	1 957	2 037
Exploration and Production	—	—	—	—	171	196	38	539	177	286

	1 804	1 873	153	164	171	196	38	539	2 134	2 323

Proved Undeveloped
Oil Sands	516	460	1 566	721	—	—	—	—	2 082	1 180
Exploration and Production	—	—	—	—	46	55	6	7	47	57

	516	460	1 566	721	46	55	6	7	2 129	1 237

Proved
Oil Sands	2 320	2 333	1 719	885	—	—	—	—	4 040	3 217
Exploration and Production	—	—	—	—	216	251	44	546	223	343

	2 320	2 333	1 719	885	216	251	44	546	4 263	3 560

Reconciliation of Net Proved Oil and Gas Reserves

(net reserves, constant prices and costs)	Balance December 31 2011	Revisions of Previous Estimates	Improved Recovery	Acquisitions	Extensions and Discoveries	Production	Dispositions	Balance December 31 2012
Oil Sands
SCO (mmbbls)	2 359	(6)	1	—	88	(109)	—	2 333
Bitumen (mmbbls)	624	175	1	—	101	(16)	—	885
Exploration and Production
Crude oil and NGLs(3) (mmbbls)	270	19	—	—	1	(37)	—	251
Natural gas (bcf)	871	(243)	—	—	7	(89)	—	546

Total	3 398	146	2	—	191	(178)	—	3 560

(net reserves, constant prices and costs)	Balance December 31 2012	Revisions of Previous Estimates	Improved Recovery	Acquisitions	Extensions and Discoveries	Production	Dispositions	Balance December 31 2013
Oil Sands
SCO (mmbbls)	2 333	30	1	—	69	(112)	—	2 320
Bitumen (mmbbls)	885	1	1	—	856	(23)	—	1 719
Exploration and Production
Crude oil and NGLs(3) (mmbbls)	251	12	—	—	2	(37)	(12)	216
Natural gas (bcf)	546	10	—	—	6	(61)	(457)	44

Total	3 560	45	2	—	928	(182)	(89)	4 263

Notes to Reserve Data:

(1)
Definitions

a.
Net reserves, in relation to Suncor's production and reserves, represents the Company's working interest (operated and non-operated) share after deduction of royalty obligations, plus the Company's royalty interests in production and reserves.

  b.
  Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible, from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations.

  c.
  Proved developed oil and gas reserves are those quantities that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and can be expected to be recovered through extraction equipment and infrastructure installed and operational at the time of the reserves estimate for projects that extract oil and gas by means not involving a well.

  d.
  Proved undeveloped oil and gas reserves are those quantities that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(2)
Reserve data tables may not add due to rounding.

(3)
Natural gas liquids reserves are not significant and have been presented in combination with Crude Oil reserves.

Capitalized Costs

	At December 31, 2013			At December 31, 2012
($ millions)	Oil Sands	Exploration and Production	Total	Oil Sands	Exploration and Production	Total
Exploration and evaluation assets(1)	2 040	732	2 772	2 565	719	3 284
Oil and gas properties(2)	10 770	14 753	25 523	9 060	15 394	24 454
Plant and equipment(2)	41 357	907	42 264	38 277	942	39 219
— accumulated provision(2)	(12 124)	(6 704)	(18 828)	(10 440)	(5 691)	(16 131)

Total	42 043	9 688	51 731	39 462	11 364	50 826

(1)
Exploration and evaluation assets largely represent amounts associated with unproved properties, but may include properties with proved reserves for which Suncor's Board of Directors have not sanctioned development. See note 18 of the 2013 Financial Statements.

(2)
Oil and Gas Properties, Plant and Equipment and the accumulated provision largely represent amounts associated with proved properties. See note 17 of the 2013 Financial Statements.

Costs Incurred for Property Acquisition, Exploration and Development Activities

	Year ended December 31, 2013			Year ended December 31, 2012
($ millions)	Oil Sands	Exploration and Production	Total	Oil Sands	Exploration and Production	Total
Unproved property acquisition	—	2	2	—	—	—
Proved property acquisition	—	—	—	—	—	—
Exploration(1)	196	308	504	185	250	435
Development(2)	4 322	1 247	5 569	4 983	1 235	6 218

Total	4 518	1 557	6 075	5 168	1 485	6 653

(1)
Includes amounts capitalized to Exploration and Evaluation as well as those charged to Exploration Expense on the Consolidated Balance Sheet and the Consolidated Statements of Comprehensive Income, respectively, of the 2013 Financial Statements.

(2)
Includes amounts capitalized to Property, Plant and Equipment on the Consolidated Balance Sheet of the 2013 Financial Statements that relate to the Company's decommissioning and restoration activities.

Results of Operations for Oil- and Gas-Producing Activities

        The Results of Operations are contained within the segmented results of the Company's Oil and Gas Producing Activities presented below.

	At December 31, 2013			At December 31, 2012
($ millions)	Oil Sands	Exploration and Production	Total	Oil Sands	Exploration and Production	Total
Operating revenues, net of royalties	12 230	5 217	17 447	10 818	4 845	15 663
Other Income	64	381	445	20	71	91

	12 294	5 598	17 892	10 838	4 916	15 754
Purchases of crude oil and products	460	568	1 028	211	444	655
Operating, selling and general	5 837	676	6 513	5 365	795	6 160
Transportation	482	127	609	337	182	519
Depreciation, depletion, amortization and impairment	2 439	1 804	4 243	3 964	1 857	5 821
Exploration	115	207	322	71	238	309
Gain on disposal of assets	—	(130)	(130)	(29)	(1)	(30)
Project start-up costs	15	—	15	57	—	57
Voyageur upgrader project charges	82	—	82	—	—	—
Finance expenses	135	33	168	127	81	208

Earnings before Income Taxes	2 729	2 313	5 042	735	1 320	2 055
Income taxes	689	1 313	2 002	267	1 182	1 449

Net Earnings	2 040	1 000	3 040	468	138	606

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

        The standardized measure of discounted future net cash flows relating to Suncor's proved oil and gas reserves are calculated in accordance with FASB Topic 932 — "Extractive Activities — Oil and Gas". Future cash inflows are estimated using the twelve-month average price, which are also used in estimating the entity's proved oil and gas reserves. Future development and production costs, including the associated decommissioning and restoration activities, are calculated by estimating the expenditures to be incurred in developing and producing the proved oil and gas reserves at the end of the year, based on year-end costs and assuming continuation of existing economic conditions. The appropriate year-end statutory tax rates, with consideration of future tax rates already legislated, were applied to the future pretax net cash flows, less the tax basis of the properties involved. A prescribed rate of 10% is applied to discount the future net cash flows.

        The calculation of the standardized measure of discounted future net cash flows is based upon information prepared by the Company's independent qualified reserves evaluators, and adjusted for decommissioning and restoration activities and future income taxes.

        It should not be assumed that the estimates of future net cash flows presented in the tables below represent the fair market value of the reserves. There is no assurance that the price and cost assumptions will be attained and variances could be material. Future changes to income tax, royalty and environmental regulations could also have a significant impact on the respective assumptions. There is no guarantee that the estimates for SCO, bitumen, crude oil and NGLs, and natural gas reserves provided herein will be recovered. Actual SCO, bitumen, crude oil and NGLs, and natural gas reserves may be greater than or less than the estimates provided herein.

        The following twelve-month average prices were used to calculate the standardized measure of discounted future net cash flows:

	Brent North Sea	WTI Cushing Oklahoma	WCS Hardisty Alberta	Light Sweet Edmonton Alberta	Pentanes Plus Edmonton Alberta	AECO Gas	B.C. Gas Westcoast Station 2	National Balancing Point North Sea
Year	US$/bbl	US$/bbl	Cdn$/bbl	Cdn$/bbl	Cdn$/bbl	Cdn$/mmbtu	Cdn$/mmbtu	Cdn$/mmbtu
2013	109.05	96.90	73.66	91.50	103.39	3.10	3.06	10.74
2012	111.96	94.71	72.83	87.50	102.42	2.33	2.26	9.35

	At December 31, 2013			At December 31, 2012
($ millions)	Oil Sands	Exploration and Production	Total	Oil Sands	Exploration and Production	Total
Future cash inflows	297 638	24 014	321 652	243 856	29 116	272 972
Future production costs	(146 172)	(4 925)	(151 097)	(115 805)	(6 769)	(122 574)
Future development costs	(76 042)	(2 508)	(78 550)	(64 192)	(3 652)	(67 844)
Future income tax expenses	(16 649)	(11 486)	(28 135)	(13 988)	(10 477)	(24 465)

Future net cash flows	58 775	5 095	63 870	49 871	8 218	58 089
Annual 10% Discount Factor	(38 402)	(1 085)	(39 487)	(30 760)	(2 237)	(32 997)

Standardized measure of discounted future net cash flows	20 373	4 010	24 383	19 111	5 981	25 092

Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

($ millions)	2013	2012
Standardized measure of discounted future net cash flows — beginning of year	25 092	34 301
Sales and transfers of oil and gas produced	(8 463)	(9 055)
Net change in sales prices and operating costs related to future production	2 193	(15 031)
Net change due to extensions, discoveries and improved recovery	(38)	2 643
Net change due to acquisitions and dispositions	(888)	33
Net change due to revisions in quantity estimates	999	1 949
Previously estimated development costs incurred during the period	4 363	4 351
Changes in estimated future development costs	(1 743)	(229)
Accretion of discount	2 180	3 286
Net change in income taxes	688	2 844

Standardized measure of discounted future net cash flows — end of year	24 383	25 092

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EXHIBIT 99.1 Supplementary Oil and Gas Disclosure